SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Ciena Corporation

(Name of Subject Company (issuer))

Ciena Corporation

(Name of Filing Person (offeror))

3.75% Convertible Senior Notes due 2018

(Title of Class of Securities)

171779AG6

(CUSIP Number of Class of Securities)

David M. Rothenstein

Senior Vice President, General Counsel and Secretary

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Michael J. Silver William Intner Hogan Lovells US LLP 100 International Drive Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$347,582,980.32	$40,284.90

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the book value of the currently outstanding 3.75% Senior Convertible Notes due 2018 as of June 28, 2017, reduced by an exchange fee of $2.50 for each $1,000 original principal amount. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$40,284.90	Filing Party:	Ciena Corporation
Form or Registration No.:	Form S-4 (Registration No. 333-219060)	Date Filed:	June 29, 2017

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) to Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Ciena Corporation, a Delaware corporation (the “Company”), to exchange up to $350,000,000 aggregate principal amount at maturity of new 3.75% Convertible Senior Notes due 2018 (the “New Notes”) of the Company plus an exchange fee of $2.50 in cash per $1,000 original principal amount of validly tendered and accepted outstanding 3.75% Convertible Senior Notes due 2018 (the “Old Notes”) of the Company, for up to $350,000,000 aggregate principal amount at maturity of Old Notes, upon the terms and subject to the conditions set forth in the prospectus, subject to amendment, dated July 14, 2017 (as it may be amended and supplemented from time to time, the “Revised Prospectus”), which forms a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-219060), as amended on the date hereof (the “Registration Statement”) and is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

Item 1 is hereby supplemented and amended as follows:

The information under the heading “Summary” in the Revised Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2.	Subject Company Information.

Item 2 is hereby supplemented and amended as follows:

The information under the heading “Price Range of Common Stock; Dividends” in the Revised Prospectus is incorporated herein by reference in partial answer to Item 2 of this Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 is hereby supplemented and amended as follows:

(a)    Material Terms.    The information under the headings “Description of the New Notes,” “The Exchange Offer” and “Material United States Federal Income Tax Considerations” in the Revised Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby supplemented and amended as follows:

(a)    Purposes.    The information set forth under the headings “Summary” and “The Exchange Offer” in the Revised Prospectus is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Preliminary Prospectus, dated July 14, 2017 (incorporated by reference to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1).

(a)(5)	None.

(b)	None.

(d)	Indenture, dated as of October 18, 2010 between Ciena Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on October 21, 2010).

(g)	None.

(h)	Tax Opinion of Hogan Lovells US LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ciena Corporation

By:	/s/ David M. Rothenstein Name: David M. Rothenstein Title: Senior Vice President, General Counsel and Secretary

Dated: July 14, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Prospectus, dated July 14, 2017 (incorporated by reference to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1).

(a)(5)	None.

(b)	None.

(d)	Indenture, dated as of October 18, 2010 between Ciena Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on October 21, 2010).

(g)	None.

(h)	Tax Opinion of Hogan Lovells US LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).